UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 001-33429

Acorn International, Inc.

19/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: March 30, 2015

Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Mr. Tony Gou	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151-8888	Phone: +1-310-528-3031
Email: gouyifei@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

FOR IMMEDIATE RELEASE

Acorn International Announces Extraordinary General Meeting of Shareholders

SHANGHAI, China, March 30, 2015 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct and distribution networks, today announced an extraordinary general meeting of shareholders of the Company will be held at 10:00 a.m., local time, on May 4, 2015 (the “EGM”) at the offices of O’Melveny & Myers LLP, 37/F, Tower 1, Plaza 66, 1266 Nanjing Road West, Shanghai 200040, People’s Republic of China to consider and, if thought fit, to pass and approve the following resolution:

•	as an ordinary resolution:

to remove Mr. Don Dongjie Yang as a director of the Company;

to remove Mr. Charlie Shiqiang Ban as a director of the Company;

to remove Mr. Steve Xiaodi Sun as a director of the Company;

to remove Mr. Liang Lu as a director of the Company;

•	as an ordinary resolution:

to appoint Mr. David Leung as a director of the Company;

to appoint Mr. Cosimo Borrelli as a director of the Company;

to appoint Mr. David Naphtali as a director of the Company; and

•	as a special resolution:

to amend the Articles of Association of the Company by the addition of a new Article 58A to permit the requisition of general meetings by shareholders holding not less than 30% of the issued and outstanding shares of the Company, and to amend existing Article 58 as a consequence of the proposed new Article 58A.

(collectively, the “Proposals”).

The Company will transact no other business at the EGM, except for business properly brought before the EGM or any adjournment or postponement thereof.

Only holders of ordinary shares as of the close of business in the Cayman Islands on March 30, 2015 are entitled to receive notice of, and will be entitled to vote, in person at the EGM or by proxy on, the Proposal. Holders of the Company’s American depositary shares, each representing three ordinary shares (the “ ADSs “), as of the close of business in New York City on March 30, 2015, cannot vote at the EGM directly, but may instruct Citibank, N.A. as the depositary for the Company’s ADS program (the “Depositary”) and the holder of the ordinary shares underlying the ADSs how to vote the ordinary shares represented by their ADSs by giving voting instructions to the Depositary in the form and in the manner provided by the Depositary.

Cautionary Statement Concerning Forward Looking Statements

This news release may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating TV direct sales businesses, other direct sales platforms and a nationwide distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. Acorn’s other direct sales platforms include outbound telemarketing centers, e-commerce websites, and catalogs. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

Exhibit 99.2

ACORN INTERNATIONAL, INC.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 4, 2015

Dear Shareholder:

Notice is hereby given that an extraordinary general meeting of the shareholders of Acorn International, Inc. (referred to herein alternately as “the Company,” “us,” “we” or other terms correlative thereto), will be held on May 4, 2015, at the offices of O’Melveny & Myers LLP, 37/F, Tower 1, Plaza 66, 1266 Nanjing Road West, Shanghai 200040, People’s Republic of China, at 10:00 am, local time.

Only registered holders of ordinary shares of the Company, par value US$0.01 per share (each, a “Share”), at the close of business in the Cayman Islands on March 30, 2015 (the “Record Date”) or their proxy holders are entitled to vote at this extraordinary general meeting or any adjournment thereof.

At the extraordinary general meeting, you will be asked to consider and vote upon the following resolutions:

•	as an ordinary resolution:

1.	to remove Mr. Don Dongjie Yang as a director of the Company;

2.	to remove Mr. Charlie Shiqiang Ban as a director of the Company;

3.	to remove Mr. Steve Xiaodi Sun as a director of the Company;

4.	to remove Mr. Liang Lu as a director of the Company;

5.	to appoint Mr. David Leung as a director of the Company;

6.	to appoint Mr. Cosimo Borrelli as a director of the Company;

7.	to appoint Mr. David Naphtali as a director of the Company; and

•	as a special resolution:

8.	to amend the Articles of Association of the Company by the addition of a new Article 58A to permit the requisition of general meetings by shareholders holding not less than 30% of the issued and outstanding shares of the Company, and to amend existing Article 58 as a consequence of the proposed new Article 58A.

Please refer to the accompanying proxy statement, which is attached to and made a part of this notice. You can find more information about each of these items, including biographical information in respect of Mr. David T. Leung, Mr. Cosimo Borrelli, and Mr. David Naphtali, in the attached proxy statement.

We cordially invite all shareholders to attend the extraordinary general meeting in person. However, a shareholder entitled to attend and vote at the extraordinary general meeting is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Even if you plan to attend the extraordinary general meeting in person, we request that you submit your proxy in accordance with the instructions set forth on the proxy card as promptly as possible to ensure your representation and the presence of a quorum at the extraordinary general meeting. Completing the proxy card in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the extraordinary general meeting and vote your Shares in person. If you send in your proxy card and then decide to attend the extraordinary general meeting to vote your Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement.

Each shareholder has one vote for each Share held as of the close of business in the Cayman Islands on the Record Date. A list of the Company’s shareholders will be available at its principal executive offices at 19/F, 20th Building, 487 Tian Lin Road, Shanghai 200233, People’s Republic of China, during ordinary business hours for the two business days immediately prior to the extraordinary general meeting. If you receive more than one proxy card because you own Shares that are registered in different names, please vote all of your Shares shown on each of your proxy cards in accordance with the instructions set forth on the proxy card. If your Shares are registered in the name of a broker, bank or other nominee and you wish to vote at the extraordinary general meeting in person, you must obtain from the record holder a proxy issued in your name. If you abstain from voting, fail to cast your vote in person, fail to complete and return your proxy card in accordance with the instructions set forth on the proxy card, or fail to give voting instructions to your broker, bank or other nominee, your vote will not be counted.

To be valid, your proxy card must be completed, signed and returned to the Company’s offices at 19/F, 20th Building, 487 Tian Lin Road, Shanghai 200233, People’s Republic of China, Attention: General Counsel, no later than 24 hours prior to the meeting. The Notice of the Extraordinary General Meeting of Shareholders and the Proxy Statement are also available through our website at http://ir.chinadrtv.com.

If you own American depositary shares (“ADSs”), each representing three Shares, as of the close of business in New York City on the Record Date, you cannot vote at the extraordinary general meeting directly, but you may instruct Citibank, N.A., in its capacity as the ADS depositary (the “ADS Depositary”) and the holder of the Shares underlying your ADSs, how to vote the Shares underlying your ADSs. The ADS Depositary must receive your instructions no later than 10:00 a.m. (New York City time) on April 28, 2015 in order to ensure the Shares underlying your ADSs are properly voted at the extraordinary general meeting. As the record holder of the Shares represented by ADSs, the ADS Depositary will endeavour to vote the Shares it holds on deposit at the extraordinary general meeting in accordance with the voting instructions timely received from holders of ADSs. The ADS Depositary will not vote or attempt to exercise the right to vote any Shares other than in accordance with signed voting instructions from the relevant ADS holder and, accordingly, Shares represented by ADSs for which no timely voting instructions are received by the ADS Depositary will not be voted. If you hold your ADSs in a brokerage, bank or other nominee account, you must rely on the procedures of the broker, bank or other nominee through which you hold your ADSs if you wish to vote.

By Order of the Board of Directors

March 30, 2015

Exhibit 99.3

ACORN INTERNATIONAL, INC.

PROXY STATEMENT

General

Pursuant to an Order of the Grand Court of the Cayman Islands dated March 6, 2015 and in accordance with Article 58 of the Articles of Association (the “Articles”) of Acorn International, Inc. (referred to herein alternately as “the Company,” “us,” “we” or other terms correlative thereto), our board of directors has resolved to call, and this proxy statement is soliciting proxies for, an extraordinary general meeting of shareholders to be held on May 4, 2015 at 10:00 a.m. (local time) at the offices of O’Melveny & Myers LLP, 37/F, Tower 1, Plaza 66, 1266 Nanjing Road West, Shanghai 200040, People’s Republic of China. This proxy statement may also be used for soliciting proxies at any adjournment of this extraordinary general meeting of shareholders.

Record Date, Share Ownership, and Quorum

Only shareholders entered in the register of members of the Company at the close of business in the Cayman Islands on March 30, 2015 (the “Record Date”) or their proxy holders are entitled to vote at the extraordinary general meeting or any adjournment thereof. As of the Record Date, 83,049,791 of our ordinary shares, par value US$0.01 per share (each, a “Share”), were issued and outstanding, approximately 40,529,712 of which were represented by our American depositary shares (“ADSs”), each representing three Shares. The presence, in person, by proxy or by corporate representative, of two or more shareholders holding not less than one-third of the issued and paid up Shares that are entitled to vote on the Record Date will constitute a quorum for the extraordinary general meeting.

Voting and Solicitation

Registered holders of Shares as of the close of business in the Cayman Islands on the Record Date are entitled to one vote for each Share held. A list of the Company’s shareholders as of the Record Date will be available at its principal executive offices at 19/F, 20th Building, 487 Tian Lin Road, Shanghai 200233, People’s Republic of China, during ordinary business hours for the two business days immediately prior to the extraordinary general meeting.

At the extraordinary general meeting every shareholder present in person or by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative, may vote the Shares held by such shareholder. Each proposal put to the vote at the meeting shall be decided on a poll. The result of the poll shall be deemed to be the resolution of each matter put to a vote.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

If Shares are registered in your name as of the Record Date for shareholder voting, you should simply indicate on your proxy card how you want to vote, and sign and mail your proxy card in the accompanying return envelope as soon as possible to the Company’s offices at 19/F, 20th Building, 487 Tian Lin Road, Shanghai 200233, People’s Republic of China, Attention: General Counsel. The deadline to lodge your proxy card so that your Shares may be represented and voted at the extraordinary general meeting is May 3, 2014 at 10:00 a.m. (Shanghai time). If your Shares are held by your broker, bank or other nominee, your broker, bank or other nominee will only vote your Shares on your behalf if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or other nominee regarding how to instruct it to vote your Shares. If you do not instruct your broker, bank or other nominee how to vote your Shares that it holds, those Shares may not be voted.

When proxies are properly dated, executed, and returned by holders of Shares, the Shares they represent will be voted at the extraordinary general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the Shares will not be counted towards a quorum or for any purpose in determining whether the proposal is approved. Abstentions by holders of Shares are included in the determination of the number of Shares present and voting but are not counted as votes for or against a proposal.

Alternatively, you can attend the extraordinary general meeting and vote in person.

Voting by Holders of American Depositary Shares

We will be requesting that Citibank, N.A., in its capacity as the ADS depositary (the “ADS Depositary”), mail this proxy statement, the accompanying notice of extraordinary general meeting and an ADS voting instruction card to all holders of ADSs as of the close of business in New York City on the Record Date. If you own ADSs as of the close of business in New York City on the Record Date, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS Depositary, as the holder of the Shares underlying your ADSs, how to vote the Shares underlying your ADSs by completing and signing the ADS voting instruction card provided to you by the ADS Depositary and returning it in accordance with the instructions printed on it as soon as possible. The ADS Depositary must receive such instructions no later than 10:00 a.m. (New York City time) on April 28, 2015 in order to ensure the Shares underlying your ADSs are properly voted at the extraordinary general meeting. As the record holder of the Shares represented by ADSs, the ADS Depositary will endeavor to vote the Shares it holds on deposit at the extraordinary general meeting in accordance with the voting instructions timely received from holders of ADSs. The ADS Depositary will not vote or attempt to exercise the right to vote any Shares other than in accordance with signed voting instructions from the relevant ADS holder and, accordingly, Shares represented by ADSs for which no timely voting instructions are received by the ADS Depositary will not be voted. In addition, if the ADS Depositary timely receives voting instructions from an ADS holder which fails to specify the manner in which the ADS Depositary is to vote the deposited securities represented by such holder’s ADSs, the ADS Depositary will not vote in respect of such voting instructions. If you hold your ADSs in a brokerage, bank or other nominee account, you must rely on the procedures of the broker, bank or other nominee through which you hold your ADSs if you wish to vote.

The ADS Depositary and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the extraordinary general meeting, you may have no recourse.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it in one of the following three ways:

•	first, you may revoke a proxy by written notice of revocation given to the chairman of the extraordinary general meeting at least two hours before the extraordinary general meeting commences. Any written notice revoking a proxy should be sent to Acorn International, Inc., 19/F, 20th Building, 487 Tian Lin Road, Shanghai 200233, People’s Republic of China, Attention: General Counsel;

•	second, you may complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no later than 10:00 a.m. (Shanghai time) on May 3, 2014, which is the deadline to lodge your proxy card; or

•	third, you may attend the extraordinary general meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.

If you hold Shares through a broker, bank or other nominee and have instructed the broker, bank or other nominee to vote your Shares, you must follow directions received from the broker, bank or other nominee to change your instructions.

Any voting instructions given to the ADS Depositary by an ADS holder may be revoked by such ADS holder in one of the following ways:

•	a holder of ADSs can revoke its voting instructions by written notice of revocation timely delivered to the ADS Depositary; or

•	a holder of ADSs can complete, date and submit a new ADS voting instruction card to the ADS Depositary bearing a later date than the ADS voting instruction card sought to be revoked.

If you hold ADSs through a broker, bank or other nominee and you have instructed your broker, bank or other nominee to give ADS voting instructions to the ADS Depositary, you must follow the directions of your broker, bank or other nominee to change those instructions.

PROPOSALS 1 - 4

REMOVAL OF DIRECTORS

According to Article 86(5) of the Articles, a director of the Company may be removed by an ordinary resolution of the members. It is proposed that Mr. Don Dongjie Yang, Mr. Charlie Shiqiang Ban, Mr. Steve Xiaodi Sun and Mr. Liang Lu be removed as directors of the Company.

A director will be removed by an affirmative vote of a simple majority of the votes of the holders of Shares present in person or represented by proxy and voting at the extraordinary general meeting.

It is proposed by ordinary resolution that:

1.	Mr. Don Dongjie Yang be removed as a director of the Company.

2.	Mr. Charlie Shiqiang Ban be removed as a director of the Company.

3.	Mr. Steve Xiaodi Sun be removed as a director of the Company.

4.	Mr. Liang Lu be removed as a director of the Company.

PROPOSALS 5 - 7

APPOINTMENT OF DIRECTORS

According to Article 86(2) of the Articles, the Company may by ordinary resolution elect any person to be a director of the Company. It is proposed that Mr. David Leung, Mr. Cosimo Borrelli and Mr. David Napthali be appointed as directors of the Company.

There is no reason to believe that the nominees named below will be unable or unwilling to serve as a director if elected.

The name of the nominees and the principal positions currently held by them and their biographies are as follows:

Name	Position

Mr. David Leung	Senior Director of Finance & Administration at Duke Kunshan University

Mr. Leung is currently Senior Director of Finance & Administration at Duke Kunshan University, an innovative university established by Duke University and Wuhan University. Mr. Leung earned his undergraduate degrees in applied mathematics and political economy at the University of California, Berkeley, a master’s in accounting and financial management from the Keller GSM, and an MBA from Rutgers University. Mr. Leung is a Certified Public Accountant in the state of Illinois.

Mr. Leung previously worked for AT&T in finance, market planning, and new business development roles. In 1994 he was assigned to the People’s Republic of China to help AT&T set up new operations that brought phone services into many cities and villages. He later moved to Motorola in Hangzhou and served as its CFO and subsequently as its General Manager, managing a business with U.S. $700 million annual revenue. Mr. Leung also has served as Chief Financial & Business Officer at the Shanghai American School, the largest international school in North Asia.

Name	Position

Mr. Cosimo Borrelli	Managing Director at Borrelli Walsh Limited

Mr. Borrelli is a Chartered Accountant with over 20 years of experience with formal and informal restructuring, insolvency and corporate advisory work. Mr. Borrelli is currently the managing director of Borrelli Walsh Limited and is based in their Hong Kong office.

Mr. Borrelli is well regarded for his work as an independent director to listed companies and has worked on a number of assignments in jurisdictions including Hong Kong, the Cayman Islands and the People’s Republic of China involving the restructuring of both private and large publicly listed groups undergoing or targeting turnarounds, mergers and acquisitions, divestments and special situations.

In addition to being an independent non-executive director of two Singapore-listed companies, Mr. Borrelli has advised company boards in relation to the restructuring of their operational and financial affairs, the development of new business opportunities and assisting with negotiations in relation to numerous asset and business sales.

Name	Position

Mr. David Napthali	Managing Director at Madison Pacific Trust Limited

Mr. Napthali is currently the managing director at Madison Pacific Trust Limited and has over 10 years of experience working on corporate advisory and mergers and acquisition assignments in Hong Kong. Mr. Napthali is a qualified lawyer and has been appointed as a director of a number of companies incorporated in various jurisdictions.

Prior to joining Madison Pacific, Mr. Napthali was a Senior Managing Director at FTI Consulting where he specialized in corporate advisory and M&A and undertook strategic advisory engagements for a number of media entertainment companies in both Asia and Australia.

Mr. Napthali has significant experience in managing a variety of transactions involving both distressed and non-distressed assets from both a legal and commercial / financial perspective in numerous jurisdictions including Hong Kong, the People’s Republic of China, Singapore and Australia. Mr. Napthali is also a director of an Australian based venture capital fund.

A director will be elected by an affirmative vote of a simple majority of the votes of the holders of Shares present in person or represented by proxy and voting at the extraordinary general meeting.

It is proposed by ordinary resolution that:

5.	Mr. David Leung be appointed as a director of the Company.

6.	Mr. Cosimo Borrelli be appointed as a director of the Company.

7.	Mr. David Napthali be appointed as a director of the Company.

PROPOSAL 8

ALTERATION OF THE ARTICLES

According to Article 168 of the Articles, no Article shall be rescinded, altered or amended and no new Article shall be made until the same has been approved by a special resolution of the Members of the Company.

8.	It is proposed that the Articles be amended by special resolution as follows:

By the addition of a new Article 58A as follows:

“58A. General meetings shall also be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at general meetings of the Company holding at least 30 percent of the paid up voting share capital of the Company deposited at the Office specifying the objects of the meeting by notice given no later than 21 days from the date of deposit of the requisition signed by the requisitionists, and if the directors do not convene such meeting for a date not later than 45 days after the date of such deposit, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the directors to convene the general meeting shall be reimbursed to them by the Company.”

And as a consequence of the above addition of Article 58A to amend Article 58 to remove the word “Only” and replace it by “Subject to Article 58A,”

In respect of Proposal 8, our board of directors is of the view that it is common for Cayman Islands companies whose shares are listed on recognized stock exchanges to permit shareholders holding at least a certain proportion of the shares to requisition a meeting of shareholders of the company.

The Articles will be altered by an affirmative vote of a majority of not less than 2/3 (two-thirds) of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the extraordinary general meeting.

OTHER MATTERS

Save as disclosed above, we know of no other matters to be submitted to the extraordinary general meeting. If any other matters properly come before the extraordinary general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the chairman of the extraordinary general meeting may recommend.

By Order of the Board of Directors,

March 30, 2015

Exhibit 99.4

ACORN INTERNATIONAL, INC.

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: ATV)

PROXY FOR THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 4, 2015 (OR ANY ADJOURNED MEETING THEREOF)

I/We, the undersigned, being the registered holder(s) of                      ordinary shares,1 par value $0.01 per share, of Acorn International, Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), hereby acknowledge(s) receipt of the notice of extraordinary general meeting of shareholders and proxy statement, each dated March 30, 2015, and hereby appoint(s) the Chairman of the extraordinary general meeting or                      of                                         2 as my/our proxy (or at any adjourned or postponed meeting thereof) with full power to each of substitution, on behalf and in the name of me/us, to represent me/us at the extraordinary general meeting of shareholders of the Company to be held at O’Melveny & Myers LLP, 37/F, Tower 1, Plaza 66, 1266 Nanjing Road West, Shanghai 200040, People’s Republic of China, at 10:00 a.m. local time on May 4, 2015, and at any adjournment thereof, and to vote all ordinary shares which I/we would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by me/us below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of extraordinary general meeting and in the proxy statement furnished herewith.

[1]	Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
[2]	If any proxy other than the Chairman of the extraordinary general meeting is preferred, strike out the words “the Chairman of the extraordinary general meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint more than one proxy to attend and vote in his stead if he is the registered holder of more than one shares of the Company. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder.

If no direction is made, this proxy will be voted “FOR” the following proposals:

No.	PROPOSALS	FOR[3]	AGAINST [3]	ABSTAIN [3]

1.	As an ordinary resolution, to remove Mr. Don Dongjie Yang as a director of the Company.	☐	☐	☐

2.	As an ordinary resolution, to remove Mr. Charlie Shiqiang Ban as a director of the Company.	☐	☐	☐

3.	As an ordinary resolution, to remove Mr. Steve Xiaodi Sun as a director of the Company.	☐	☐	☐

4.	As an ordinary resolution, to remove Mr. Liang Lu as a director of the Company.	☐	☐	☐

5.	As an ordinary resolution, to appoint Mr. David Leung as a director of the Company.	☐	☐	☐

6.	As an ordinary resolution, to appoint Mr. Cosimo Borrelli as a director of the Company.	☐	☐	☐

7.	As an ordinary resolution, to appoint Mr. David Naphtali as a director of the Company.	☐	☐	☐

8.

As a special resolution, to amend the Alteration of Articles of Association of the Company by:

the addition of a new Article 58A as follows:

“58A. General meetings shall also be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at general meetings of the Company holding at least 30 percent of the paid up voting share capital of the Company deposited at the Office specifying the objects of the meeting by notice given no later than 21 days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than 45 days after the date of such deposit, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company.”; and

amendment to Article 58 to remove the word “Only” and replace it with “Subject to Article 58A,”

		☐	☐	☐

Dated:                      2015

Shareholder Name:

Signature[4]

Co-Owner Name:

Co-Owner Signature[4]

[3]	IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “FOR”. If you wish to vote against a particular resolution, tick the appropriate box marked “AGAINST”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “ABSTAIN”.
[4]	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

This Proxy Card must be signed by the person registered in the register of members at the close of business on March 30, 2015 (Cayman Islands Time), and returned to the Company’s offices at 19/F, 20th Building, 487 Tianlin Road, Shanghai, 200233, People’s Republic of China, Attention: General Counsel, no later than May 3, 2015 at 10:00 a.m. (Shanghai time).